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                               November 4, 2020

       Sean Bohen
       Chief Executive Officer
       Olema Pharmaceuticals, Inc.
       512 2nd Street, 4th Floor
       San Francisco, CA 94107

                                                        Re: Olema
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 30,
2020
                                                            File No. 333-249748

       Dear Dr. Bohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Clinical trial collaboration and supply agreement with Novartis, page
123

   1. We note your disclosure that Novartis will reimburse you for a majority of the direct outside costs that you
incur related to conducting the activities under the agreed
                                                        development plan in
conducting the clinical trials for the combined therapies. Please revise to disclose that
there is an aggregate cap on the amount of direct outside costs that
                                                        Novartis is responsible
for reimbursing and quantify the general range of such cap.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sean Bohen
Olema Pharmaceuticals, Inc.
November 4, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameSean Bohen                               Sincerely,
Comapany NameOlema Pharmaceuticals, Inc.
                                                           Division of
Corporation Finance
November 4, 2020 Page 2                                    Office of Life
Sciences
FirstName LastName